UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Director

On May 11, 2021, Lili Jiang tendered her resignation as director of Color Star Technology Co., Ltd. (the “Company”), effective May 11, 2021.  Ms. Jiang’s resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Lili Jiang has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Director

On May 11, 2021, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Jehan Zeb Khan as the succeeding director of the Company, with a monthly compensation of $3,000, effective May 11, 2021 until the Company’s next annual meeting of shareholders and until his earlier death, resignation or removal.

Mr. Khan joined Color China Entertainment Co., Ltd., a wholly-owned subsidiary of the Company, as the CEO in 2021, in charge of the development of Internet intelligent applications, the development and update of AI and AR technologies, and celebrity artist docking. Mr. Khan has many years of experience in the Internet industry and has strong working capabilities for company management and business development. Mr. Khan graduated from the University of the Punjab BS Computer Science in Pakistan in 2000. After graduation, he started his own business and established a “New Network” personal studio, aiming to solve Internet problems for small and medium-sized enterprises, including the development of applications, the production of company webpages, etc. and to companies develop artificial intelligence software, including automatic trajectory search.

There are no family relationships between Jehan Zeb Khan and any other employees or members of the Board of Directors of the Company.

The Company entered into an employment agreement with Jehan Zeb Khan, under which Mr. Khan agreed to receive a monthly compensation of $3,000, effective May 11, 2021. The employment agreement is qualified in its entirety and is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Jehan Zeb Khan dated May 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Biao Lu
	Name:	Biao Lu
	Title:	Chief Executive Officer and Director

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